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April 8, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett

Li Xiao

Juan Grana

Abby Adams

Re:	PACS Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 1, 2024

File No. 333-277893
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 4, 2024, relating to the Company’s above referenced Amendment No. 2 to Registration Statement on Form S-1 publicly filed on April 1, 2024 (the “Amendment No. 2”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also separately sending a copy of Amendment No. 3 and a copy of Amendment No. 3 marked to show all changes from Amendment No. 2 publicly filed on April 1, 2024. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

April 8, 2024

Cover Page
1.We note the revised disclosure in response to comment 2 and reissue in part. Please further revise the cover page to identify Messrs. Murray and Hancock as the controlling shareholders, clarify that the controlling shareholder provisions benefitting the founders are contained in the charter, and disclose the various levels of the founders' beneficial ownership to which they apply (collectively 50%, 40% and 20%, and individually at 20% and 10% of the outstanding common stock). We note the charter provisions that allow the founders to act by written consent in lieu of a meeting and to remove and appoint directors while only beneficially owning a majority of the shares. Given these provisions, particularly where no meeting is required, it is unclear how you have determined that the holders of common stock (other than the founders) will have the ability to influence corporate actions for the foreseeable future. Please clarify. In addition, please further disclose the charter provisions that allow the board ability to authorize and issue additional shares of common stock which may dilute common stockholders, and their ability to authorize and issue preferred stock that has distinct voting and board representation rights. Please also revise the summary risk factors and risk factors to provide these additional details. Finally, please revise the description of common stock and related provisions in the section "Description of Capital Stock" to reflect the impact of these provisions.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 3 on the cover page and pages 11, 56-58, and 152-154.
Use of Proceeds, page 68
2.We note the revised disclosure in response to comment 1, that you will use $330.0 million of the $370.0 million net proceeds of the offering to repay amounts outstanding under your Amended and Restated 2023 Credit Facility. Please revise the use of proceeds to disclose the current amount outstanding under the credit facility, the total amount available, and clarify the applicable interest rates. In addition, provide further detail regarding the use of the proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. Please clarify, here or elsewhere where you address liquidity, your plans for using a portion of the proceeds to pay off a portion of the debt. It is unclear how the proceeds from this offering factor into the disclosure of your material cash commitments on page 92. In addition, to the extent there are additional funds available under the credit facility, clarify any current plans for future borrowing. Also revise the summary to highlight the amount and percentage of the net proceeds that will be used to pay off the credit facility, and revise the summary risk factors and risk factors to highlight the risks related to this use of proceeds, including any applicable restrictions and related covenants. Finally, please revise Exhibit 10.1, the 2023 Credit Facility, to provide the list of omitted schedules and exhibits. Refer to Item 601(a)(5) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 3 on pages 3, 11-12, 57-58, 70, 92 and 94-95. Additionally, the Company kindly notes that it has reviewed Item 601(a)(5) of Regulation S-K and believes Exhibit 10.1 as previously filed satisfies the requirements. Item 601(a)(5) states ". . . Each exhibit filed must contain a list briefly identifying the contents of all omitted schedules. Registrants need not prepare a separate list of omitted information if such information is already

April 8, 2024

included within the exhibit in a manner that conveys the subject matter of the omitted schedules and attachments. In addition, the registrant must provide a copy of any omitted schedule to the Commission or its staff upon request." The Company respectfully advises the Staff that page v of Exhibit 10.1 contains the full list of schedules and exhibits that were omitted. The Company respectfully notes that it does not believe a separate list of omitted schedules and exhibits is required.
General
3.We note you have added gatefold graphics with photos of multiple building entrances and the caption, "PACS . . . Healthcare Elevated." As you have not used "healthcare elevated" elsewhere in the prospectus, please revise an appropriate section of the registration statement to clarify your intended meaning behind this term. To the extent you retain this term in the graphic, please also revise to avoid focusing on only the most favorable aspects of your business and making claims that are inappropriate for the summary or repeat information from the summary. Please refer to Compliance and Disclosure Interpretations (CD&I) Securities Act Forms, Question 101.02. To the extent you retain photos of buildings in the graphics, provide a narrative description of the buildings to clarify that you own the depicted buildings and clarify how they are representative of your business.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 3 to remove the page with the gatefold graphics and caption "PACS . . . Healthcare Elevated."
4.We note the revised disclosure on page 55 and elsewhere in response to comment 8 of our March 22, 2024 letter. Please, revise the risk factor disclosure to provide a separate risk factor with a heading that highlights the risks related to the potential loans and pledge of securities. Please also revise to clarify, if true, that the parties have not agreed to any terms of the margin loans, nor have they entered into the loans. Please clarify the risks associated with the fact that the loans are not finalized, including that the current cap of 15% for which the founders have been released from the lockup agreement could be raised by agreement with the lenders, who would potentially benefit from a higher cap, and that default on the loans could result in a change in control. Highlight these risks in the summary risk factors.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 3 on pages 12 and 56-57.
* * *

April 8, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP